U.S. Securities and Exchange Commission
                             Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                          VERIZON COMMUNICATIONS, INC.
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2.  Name of the person relying on exemption:

     ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN, JACK K. COHEN, EILEEN T. LAWRENCE, PAMELA M. HARRISON, ROBERT A. REHM,
         DONALD R. KAUFMANN, CHARLES F. SCHALCH, DAVID J. SIMMONS,
                JOHN L. STUDEBAKER AND PATRICIA TRENT WELLS
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3.  Address of the person relying on exemption:

             P.O. BOX 33, COLD SPRING HARBOR, NEW YORK   11724
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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067                        Web Site: www.belltelretirees.org
Fax: (631) 367-1190                    E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222


                                                                    April 2011
President and            DEAR FELLOW VERIZON SHAREOWNER:
Executive Director
C. William Jones         We urge you to pay particular attention to three
(410) 770-9485           items on Verizon's proxy card for the upcoming Annual
                         Meeting, scheduled for May 5th in Indianapolis,
Office Manager           Indiana and to vote contrary to the Verizon Board's
Christina M. Kruger      recommendation on Items 3 and 6 and in agreement with
(631) 367-3067           their recommendation on Item 4:

BOARD OF                 - ITEM 6: VOTE FOR PERFORMANCE STOCK UNIT PERFORMANCE
DIRECTORS                  THRESHOLDS

Officers                 - ITEM 3: VOTE AGAINST THE EXECUTIVE COMPENSATION
John M. Brennan            PACKAGE
Chairman of the Board
(201) 666-8174           - ITEM 4: VOTE FOR AN ANNUAL ADVISORY VOTE ON
                           COMPENSATION
Jack K. Cohen
Executive Vice President We believe that Verizon's Board needs to hear that
(914) 245-3129           shareholders want compensation policies that are
                         better aligned with shareholder interests.
Eileen T. Lawrence
Treasurer                - ITEM 6: VOTE FOR A POLICY TO LIMIT LARGE
(718) 229-6078             PERFORMANCE SHARE UNIT (PSU)PAYOUTS TO THE
                           ACHIEVEMENT OF TOTAL SHAREHOLDER RETURN (TSR) EQUAL
Pamela M. Harrison       TO OR ABOVE THE MEDIAN AMONG THE RELATED DOW PEERS
Secretary &              INDEX.
V.P. Union Relations
(845) 225-6497           While we commend the Board for paying the majority of
                         long-term equity compensation in the form of
Robert A. Rehm           Performance Stock Units (PSUs), we believe that large
Chief Financial          pay-outs for below-median performance as low as the
Officer                  bottom 26th percentile does not adequately align pay
(516) 827-0801           with performance.

Directors                PSUs should not vest or pay out, we believe, unless
Donald R. Kaufmann       Verizon's total shareholder return (TSR) is at least
(610) 687-1363           equal to or above the median relative to the company
                         peer index selected by the Board.
Charles F. Schalch
(610) 399-3626           Each year the Company's named executive officers
                         receive long-term equity awards with a potential
David J. Simmonds        payout that is between eight and ten times base
(732) 636-4847           salary. These equity performance grants are divided
                         between PSUs (60%) and Restricted Stock Units (40%).
John L. Studebaker       CEO Ivan Seidenberg is an exception, as he receives
(610) 296-0281           100% of long-term equity in the form of PSUs.

Patricia Trent Wells     The problem is that PSUs pay out at 50% of Target for
(610) 388-6286           relative TSR at the bottom 26th percentile (that is,
                         if Verizon performs as low as 25th among the 34
Board Member             Related Dow Peers, a peer index selected by the
Emeritus                 Board). Last year ISS Proxy Advisory Services
Louis Miano              recommended a vote FOR this resolution, stating: "the
                         design of the [PSU] program will provide a significant 50% payment for performance that approximates the 25th percentile."

                         For example, the CEO's Target Award for the 2010-2012 PSU grant is $11.1 million. He receives 50% of Target ($5.5 million) if Verizon's TSR ranks as low as 25th
                         among the 34 Dow Peers   nearly bottom quartile
                         performance. At the high end, Seidenberg receives 200% of Target ($22.2 million) if Verizon ranks among the top four (above 90th percentile).
                         By comparison, among the 13 Dow Peers that award PSUs based on shareholder return relative to a peer index, the majority award between 0% and 25% for 25th percentile performance. This is a far more demanding hurdle than Verizon's 50% award for performance below the 30th percentile. Home Depot and United Technologies pay out 0% below roughly the 40th percentile.

                         Verizon's low performance bar for a 50% payout seems particularly unjustified because senior executives (except Seidenberg) receive 40% of their long-term "performance pay" in restricted stock (RSUs). RSUs vest after three years REGARDLESS OF PERFORMANCE. Although the Board justifies RSUs as a "retention incentive" (2011 Proxy, p. 37), RSUs pay out even if the executive retires or is terminated without cause, after a change in control, or voluntarily for good reason.
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     - ITEM 3: VOTE AGAINST APPROVING THE EXECUTIVE COMPENSATION PACKAGE

We urge you to use your "say on pay" to send a message that in addition to the more challenging pay-for-performance threshold recommended above (Item 6), the Board should scale back its expensive set of windfall termination benefits, including:

GOLDEN PARACHUTES: If CEO Ivan Seidenberg is terminated or even retires, he receives a $30.7 million severance, five times his base salary plus bonus. (2011 Proxy pp. 55, 44).

GOLDEN COFFINS: Upon termination of employment due to death, Seidenberg would receive $30.7 million over and above any pension or deferred compensation (which pay tens of millions more).

EXECUTIVE PENSIONS: Verizon's nonqualified retirement saving plan continues to offer far more generous benefits to senior executives than to rank-and-file managers or employees. For example, Seidenberg received $562,000 in pension compensation in 2010, including $225,000 in "above-market earnings" on his non-qualified plan assets. (Compensation Tables, 2011 Proxy.)

The Board lists a number of "best practices" it has adopted. However, several of these and others were adopted only AFTER receiving strong support as
shareholder proposals   proposals the Board initially OPPOSED. In our view,
pro-shareholder compensation policies are adopted only after shareholders send a strong message. A VOTE AGAINST ITEM 3 is the nudge the Board needs.

     - ITEM 4: VOTE FOR AN ANNUAL STOCKHOLDER "SAY-ON-PAY" (OPTION 1)

Under the Dodd-Frank Act, the Company is required to allow shareholders to vote this year on the frequency of future "Say-on-Pay" advisory votes to approve the compensation of senior executives. Item 4 gives shareholders a choice between voting every one, two or three years.

We agree with the Board's recommendation that the Company should continue to conduct an ANNUAL say-on-pay advisory vote. In 2007 Verizon became the first blue chip company to adopt an annual advisory vote after a majority vote by shareholders approved a resolution that I sponsored. We applaud the Board for recommending continuation of this policy. An annual discussion and vote will, in our view, help the Board to keep executive pay better aligned with shareholder interests and expectations. PLEASE VOTE FOR OPTION 1.

Thank you for your careful scrutiny of these three important compensation votes.

                                                             Sincerely yours,

                                                               /s/ Bill Jones
                                                             C. William Jones
                                               President & Executive Director
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The cost of this letter is being borne entirely by the Association of BellTel
Retirees Inc. This is not a solicitation. Please DO NOT send your proxy card to the Association.
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